PRESS RELEASE

January 5, 2006
EMBARGO RELEASE 9:30 AM ET

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ENVIRONMENTAL ASSESSMENT OF PHASE 3 DRILLING PROGRAM COMPLETED

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REVIEW BOARD RECOMMENDS DEVELOPMENT PROCEED TO APPROVALS

Vancouver – January 5, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report that the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) has completed its Report of Environmental Assessment on the Phase 3 Drilling Program at the Prairie Creek Mine and submitted the Report to the Minister of Indian and Northern Affairs Canada on December 23, 2005.

The Review Board has concluded that, with the implementation of the commitments made by Canadian Zinc and three mitigation measures recommended in the Report, the proposed development is not likely to have a significant adverse impact on the environment or be cause for significant public concern.    The Review Board has recommended to the Minister that this development proceed to the regulatory phase of approvals.

Environmental Assessment Process:

In April 2004, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for an amendment to its previously approved Land Use Permit (“LUP”) allowing a 60 hole mineral exploration program within 1,000 meters of the Prairie Creek Mine site facility.  The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek property.  Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment under the direction of the Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed”.

Five government agencies, two first nations and one non-governmental organization (CPAWS) participated in the Environmental Assessment, which continued over a period of about eighteen months.   Canadian Zinc submitted a Detailed Development Description dated December 2004.  The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley, NT.  Canadian Zinc submitted its Developer’s Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005.  Finally a Public Hearing was held in Fort Simpson NT. on October 6, 2005.

Analysis by Review Board:

The Review Board examined the Public Record for evidence of possible significant adverse impact on the environment, for evidence of cumulative effects from the development in combination with other past, present and reasonably foreseeable future developments, and for evidence of public concern.

The Review Board found that significant adverse cumulative impacts on the environment can be prevented with adequate environmental management.  The Review Board also found that the proposed development is not likely to be cause for significant public concern as long as all of the Company’s commitments and all of the measures recommended by the Review Board are implemented.

The Review Board concluded that some public concern over cumulative effects on the Nahanni watershed exists but that this concern would be greatly diminished if the public had assurance that the Company’s commitments, and the additional mitigation measures recommended by the Review Board, would be effectively implemented.  The Review Board found that there would not be a concern if the public is kept up-to-date about the environmental protection measures Canadian Zinc will be using.  “The best way for the public to receive this assurance is through an independent community environmental monitor who reports back to the effected communities.”

“The Review Board is of the view that the full responsibility for monitoring, evaluation and management should not necessarily rest on the Company alone.  Expert agencies of government, such as Department of Indian Affairs and Northern Development, Environment Canada, Department of Fisheries and Oceans, and Government of the Northwest Territories, should be involved co-operatively in the design of this comprehensive monitoring program.”

The Review Board noted that incremental development in the Prairie Creek area is likely to continue and is likely to increase rather than decrease in the foreseeable future.  There has already been considerable development in the Prairie Creek watershed and development is likely to increase.  On the other hand, all present and reasonably foreseeable future developments are by the same developer, are in close proximity, and are operated, if not as one development, in a co-ordinated and overlapping fashion.  This provides Canadian Zinc with an opportunity to effectively manage cumulative effects through responsible environmental management of its activities in each of the developments in the area.

Mitigation Measures:

The Review Board recommended approval of the proposed development subject to three mitigation measures.  The measures are the actions necessary, in the opinion of the Review Board, to prevent or mitigate adverse impacts on the environment.   The three measures recommended by the Review Board are:

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Government and regulatory authorities are to ensure that all drill waste is disposed of in a manner that does not allow any harmful substance to enter surface waters.

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Canadian Zinc shall take every reasonable effort to employ a local person, selected in consultation with the Dehcho First Nations, as community environmental monitor, who will independently report back to the Dehcho First Nations.

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DIAND shall ensure that a comprehensive program to monitor cumulative impacts on fish, wildlife, vegetation and water quality is implemented.

The Review Board also made a number of other suggestions, not prerequisites, considered helpful in further reducing the environmental impact of the proposed development.

Comment:

“This is the sixth permit application to have undergone Preliminary Screening and the fifth Environmental Assessment relating to the Prairie Creek Mine to have been undertaken by the Mackenzie Valley Environmental Impact Review Board within the last four years” said Alan Taylor, Canadian Zinc Chief Operating Officer.  “This latest Assessment, incorporating both public scoping sessions and a public hearing, is probably the most comprehensive to date.”

“Although the Environmental Assessment Process under the Mackenzie Valley Resource Management Act takes a frustratingly long time, the fact that five Environmental Assessments  on various aspects of the Prairie Creek Project have been undertaken by the Review Board, together with an earlier assessment by DIAND under the Canadian Environmental Assessment Act, means that a significant amount of environmental assessment work has now been completed in great detail on the Prairie Creek Project, and with the participation of government agencies, First Nations, non-governmental organizations and involving public meetings and hearings and indeed judicial reviews, and makes Prairie Creek one of the most extensively environmentally studied mining and exploration projects.”

“The Company has no difficulties with the Assessment Report of the Review Board and generally agrees with its conclusions.  We have committed to hiring a Community Environmental Monitor and expect that a suitably qualified local person can be found.  We are also committed to keeping the public up to date about the environmental protection measures Canadian Zinc will be using at the Prairie Creek Mine”, said Mr. Taylor.  “We now look forward to the speedy approval of the Report by the Minister so that the development can proceed to the regulatory phase of approvals and the issue of the permit by the Water Board so that we can launch an aggressive multi-year  exploration drilling program commencing in the upcoming 2006 season”.

The area surrounding the Prairie Creek mine has very significant exploration potential.

The majority of mineral exploration work at the Prairie Creek Property to date has concentrated on defining and expanding the known mineral resource, immediately adjacent to the existing mine infrastructure and the underground workings in the main zone.  Canadian Zinc has identified and plans to explore the many prospective potential mineral resource drill targets elsewhere throughout the large 7,280 hectare Prairie Creek property.

 The complete Report of the Review Board may be viewed at the Company’s website at www.canadianzinc.com  or at the Review Board’s website at www.mveirb.nt.ca

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and supporting infrastructure with a large historical mineral resource base totaling, as currently known, 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.